September 4, 2017

VIA EDGAR

Barbara Jacobs, Assistant Director

Jeff Kauten, Staff Attorney

Katherine Wray, Staff Attorney

Craig D. Wilson, Senior Assistant Chief Accountant

Morgan Youngwood, Staff Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bitauto Holdings Limited (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2016 (the “2016 Form 20-F”)
Filed on April 28, 2017 (File No. 001-34947)

Dear Ms. Jacobs, Mr. Kauten, Ms.Wray, Mr. Wilson, and Mr. Youngwood:

This letter sets forth the Company’s responses to the comments contained in the letter dated August 7, 2017 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s 2016 Form 20-F. The Staff’s comments are repeated below and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the 2016 Form 20-F.

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Item 5. Operating and Financial and Prospects

A. Operating Results

Results of Operations

Securities and Exchange Commission

September 4, 2017

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015, page 82

1.	In several instances, you identify two or more sources of a material change in your results of operations year-over-year, but you do not quantify or otherwise discuss the extent to which the identified sources contributed to the material change. For example, you disclose that the 62.9% increase in revenue from your digital marketing solutions business was attributable to “an increase in the number of advertising customers as well as increased spending from some customers.” You state further that the 107.1% increase in cost of revenue from your transaction services business was “mainly due to increase in automobile transaction cost, funding cost, turnover taxes and related surcharges.” In future filings, please enhance your disclosure to quantify, or otherwise describe the extent of the impact of, each such source that contributed to a material change. See Item 5.A of Form 20-F, and refer to Section III.D of SEC Interpretive Release No. 33-6835 for guidance. We note in this regard that you previously indicated you would provide such disclosure in future filings in connection with our review of your Form 20-F for the fiscal year ended December 31, 2012; see response 4 in your letter dated June 18, 2013.

In response to the Staff’s comment, the Company will enhance the disclosure to quantify the amount of contribution by each source where two or more sources of a material change are identified and use more specific quantifications in future filings of its annual report on Form 20-F. Set forth below is the Company’s proposed disclosure, using the amounts for the years ended December 31, 2015 and 2016 for illustration purposes:

“Our digital marketing solutions business. Revenue from our digital marketing solutions business increased by 62.9% from RMB483.9 million in 2015 to RMB788.3 million (US$113.5 million) in 2016. The increase was primarily attributable to an increase of 57.5% in gross billings which include the gross value of advertisements placed by our customers.  The growth of gross billings is mainly driven by (1) an increase in the number of customers including 40 automaker and auto-related customers, which contributed RMB941.1 million (US$135.6 million) to the gross billings, and (2) the increased spending of our recurring customers, which amounted to RMB177.7 million (US$25.6 million).

Our transaction services business. Cost of revenue from our transaction services business increased by 107.1% from RMB426.6 million in 2015 to RMB883.4 million (US$127.2 million) in 2016. This increase was mainly due to increase in funding cost of RMB215.7 million (US$31.1 million), automobile transaction cost of RMB142.0 million (US$20.5 million), as well as turnover taxes and related surcharges of RMB99.7 million (US$14.4 million).”

Income tax expense, page 83

2.	Explain to us how your income tax expense in the year ended December 31, 2016 was materially impacted by “increased operating profits(s)” in view of your consolidated loss from operations for the period. Also, explain the nature of the one-off non-deductible expenses for some of your subsidiaries similarly increasing your income tax expense. Tell us how the fiscal 2016 statutory rate reconciliation “Effect of differing tax rates in different jurisdictions” caused such a material increase in your income tax expense in view of your pre-tax loss for 2016.

Securities and Exchange Commission

September 4, 2017

The Company respectfully advises the Staff that the Company’s income tax expenses increased by RMB83.1 million from the year ended December 31, 2015 to December 31, 2016, which was primarily due to the following factors:

i.	An increase by RMB32.6 million arising from the increased profit before tax of the subsidiaries incorporated in the PRC. Under the PRC EIT Law, income tax expenses were charged at the level of each legal entity with a statutory EIT rate of 25%;

ii.	An increase by RMB40.4 million due to the decrease of the effect of preferential tax treatment for certain subsidiaries enjoying preferential tax rates;

iii.	An increase by RMB22.1 million due to the increase of net non-deductible expenses, primarily including one-off net non-deductible expenses relating to the Company’s investment in equity investees according to the PRC EIT law; and

iv.	Offset by the decrease of RMB14.7 million in the change in valuation allowance for deferred tax assets in 2016.

In response to the Staff’s comment, the Company will provide more detailed and precise analysis in future filings of its annual report on Form 20-F. Set forth below is the Company’s proposed disclosure, using the amounts for the year ended December 31, 2015 and 2016 for illustration purposes:

“Income Tax Expense. Our income tax expense increased from RMB64.5 million in 2015 to RMB147.6 million (US$21.3 million) in 2016. This increase was primarily attributable to increased profit before tax for some of our subsidiaries incorporated in the PRC, and impact of preferential tax treatment for certain subsidiaries and to a lesser extent, the increased net non-deductible expenses, offset by the changes in valuation allowance.”

The Company also respectfully advises the Staff that the effect of differing tax rates in different jurisdictions was computed and presented to offset the “income tax computed at statutory EIT rate” for subsidiaries enjoying differing tax rates in different jurisdictions, and is mainly related to the Company, which is incorporated in the Cayman Islands and not subject to income tax. For the purpose of the statutory rate reconciliation, the income tax impact of the loss before tax of the Company, which is calculated at the statutory PRC EIT rate of 25%, is categorized as “Effect of differing tax rates in different jurisdictions,” and accordingly, the effective tax rate for the Company was reconciled to zero. For the year ended December 31, 2016, the significant loss incurred by the Company was the material component in statutory rate reconciliation.

Securities and Exchange Commission

September 4, 2017

B. Liquidity and Capital Resources, page 85

3.	We note from your disclosures that the incurrence of debt could result in operating and financial covenants that restrict your operations and your ability to pay dividends to your shareholders. With a view toward future disclosure, please clarify whether there are debt covenants associated with convertible notes issued for an aggregate principal amount of US$150.0 million on August 2, 2016. We refer you to Section IV.C of SEC No. Release 33-8350.

The Company respectfully advises the Staff that the Company has made no debt covenants associated with the convertible notes. The convertible note purchase agreement in relation to the convertible notes has been filed as Exhibit 4.31 to the 2016 Form 20-F.

Consolidated Financial Statements

Summary of Significant Accounting Policies

Note 2.(i) Restricted cash, page F-18

4.	Tell us how your disclosure describes the provisions associated with the restrictions on cash pursuant to Rule 5-02(1) of Regulation S-X.

The Company respectfully advises the Staff that the Company has disclosed the nature and amount of restricted cash in the consolidated balance sheets in footnote 14 Borrowings, page F-44, and will in future filings of its annual report on Form 20-F add a separate disclosure to describe the provisions associated with the restrictions on cash.

Set forth below is the Company’s proposed disclosure, using the amounts for the years ended December 31, 2015 and December 31, 2016:

“Cash that is restricted as to withdrawal for use or pledged as security is reported separately on the face of the consolidated balance sheets, and is not included in the total cash and cash equivalents in the consolidated statements of cash flows. The Group held restricted cash of RMB350.7 million and RMB5.63 billion as of December 31, 2015 and 2016, respectively, which were primarily pledged for bank borrowings. Changes in the restricted cash balances are classified as cash flows from investing activities in the consolidated statements of cash flows as the Group considers restricted cash arising from these activities similar to an investment.”

Note 13. Finance receivables, net, page F-43

5.	We note that the Group provides automobile financial leasing services on its online automotive financial platform. We further note that the investment in the leases, net of allowance for credit losses, is presented as finance receivables and classified as current or non-current assets in the balance sheets based on the duration of the remaining lease terms. With a view toward future disclosure, please tell us how your disclosures comply with each of the requirements in ASC 310-10-50. As an example, tell us your consideration of providing disclosures related to credit quality, impaired loans, modifications and nonaccrual status and past due financing receivables.

Securities and Exchange Commission

September 4, 2017

In response to the Staff’s comment, the Company will disclose credit quality, impaired loans, modifications and nonaccrual status and past due financing receivables in future filings its annual report on Form 20-F.

Set forth below is the Company’s proposed disclosure, using the amounts for the years ended December 31, 2015 and 2016 for illustration purposes:

“For leases where the Group is the lessor, a transaction is accounted for as a capital lease if the transaction satisfies one of the four capital lease conditions as discussed above. The net investment in the leases consists of the minimum lease payments, net of executory costs plus the unguaranteed residual value, less the unearned interest income plus the unamortized initial direct costs related to the lease. The accrued interests are also included in the finance receivables balance. Over the period of a lease, each lease payment received is allocated between the repayment of the net investment in the lease and lease income based on the effective interest method so as to produce a constant rate of return on the net investment in the lease. The net investment in the leases, net of allowance for credit losses, is presented as finance receivables and classified as current or non-current assets in the balance sheets based on the duration of the remaining lease terms. The Group’s finance receivables are typically secured with automobiles in the lease arrangements. The allowance for credit losses is based on a systematic, ongoing review and valuation performed as part of the credit-risk evaluation process.

Accrued lease income on finance receivables is calculated based on the effective interest rate of the net investment. The entire balance of a finance receivable is considered contractually past due if the minimum required repayment is not received by the contractual repayment day. The past due amount of finance receivable was nil and RMB207.5 million as of December 31, 2015 and 2016, respectively. Finance receivables are placed on non-accrual status upon reaching past due status for more than 90 days. When a finance receivable is placed on non-accrual status, the Group stops accruing interest and reverses all accrued but unpaid interest when such finance receivable is past due for 180 days. For the years ended December 31, 2015 and 2016, such reversals were immaterial. The finance receivable in non-accrual status was nil and RMB57.2 million as of December 31, 2015 and 2016, respectively. Lease income is subsequently recognized only upon the receipt of cash payments. The Group determines it is probable that with respect to finance receivables that are past due for 180 days, the Group will be unable to collect all amounts due, and fully writes off finance receivables account that becomes past due for 180 days.

Securities and Exchange Commission

September 4, 2017

Management assesses the provision for credit losses of finance receivables collectively based on its estimates on historical experience and on various other assumptions that are believed to be reasonable, including estimated loss percentages of contracts that are not collectable, the historical migration pattern of past due balances, other information gathered through collection efforts and general economic conditions. Management reassesses the provision at each balance sheet date. As of December 31, 2015 and 2016, the provision for credit losses were nil and RMB22.5 million, respectively.

Since 2016, the Group securitizes finance receivables arising from its consumers through transfer of those assets to asset-backed securitization vehicles. The securitization vehicles usually issue senior tranche debt securities to third party investors, collateralized by the transferred assets, and subordinate tranche debt securities to the Group. As of December 31, 2015 and 2016, the collateralized finance receivables transferred to the securitization vehicles were nil and RMB5.12 billion, respectively. Please refer to “Note 2—Summary of significant accounting policies—Nonrecourse securitization debt” for details. The Group also secures certain borrowings from financial institutions with the cash proceeds of certain of the Group’s finance receivables. As of December 31, 2015 and 2016, the finance receivables collateralized for borrowings from financial institutions were nil and RMB2.18 billion, respectively.”

Note 15. Nonrecourse securitization debt, page F-45

6.	With a view toward future disclosure, please tell us how your disclosures regarding the nonrecourse securitization debt and convertible debt comply with the requirements in ASC 470-10-50 and ASC 470-20-50-6.

In response to the Staff’s comment, the Company will further disclose for each of the five years following the date of the latest balance sheet presented regarding the nonrecourse securitization debt and convertible debt in the future filings of its annual report on Form 20-F.

Set forth below is the Company’s proposed disclosure, using the amounts for the year ended December 31, 2016 for illustration purposes:

“Nonrecourse securitization debt

As of December 31, 2016, the asset-backed debt securities amounted to RMB4.43 billion. The weighted average interest rate for the outstanding nonrecourse securitization debt as of December 31, 2016 was approximately 4.7%. The amount of interest charges recognized for the year ended December 31, 2016 was RMB81.0 million.

As of December 31, 2016, the nonrecourse securitization debt will be due according to the following schedule:

	Within 1 year	Between 1 to 2 years	Between 2 to 3 years	Between 3 to 4 years	Between 4 to 5 years
	Amounts in thousands of RMB

Principal amounts	2,799,958	1,630,663	-	-	-

Securities and Exchange Commission

September 4, 2017

Convertible debt

For the year ended December 31, 2016, the effective interest rate for PAG Notes was 6.5% and the amount of interest charges recognized was RMB21.4 million.

The expected repayment amount of the convertible debt is nil for each of the years ending December 31, 2017, 2018, 2019 and 2020 and US$150.0 million for the year ended December 31, 2021.”

Note 16. Convertible debt, page F-45

7.	By reference to Exhibit 99.1 of Form 6-K furnished June 7, 2016, please explain the nature and terms of the indirect purchase of a portion of the convertible debt through PA Grand Opportunity Limited (PAG) by your CEO and Chairman, Mr. William Li under a total return swap arrangement with PAG. Also tell us why the classification of such arrangement is not reflected as a related party position in your balance sheet and related disclosures. Please refer to ASC 850-10-50-1 through 50-6 and Rule 4-08(k) of Regulation S-X in your response. In addition, tell us what consideration you gave to disclosing this transaction with Mr. Li in your “Major Shareholders and Related Party Transactions” section pursuant to Item 7.B. of Form 20-F.

The Company respectfully advises the Staff that by evaluating the contractual arrangements and economic substance of the swap transaction between Mr. William Li and PAG, the Company determined that such swap transaction was a shareholder transaction between the Company’s two shareholders, by which Mr. William Li borrowed US$60.0 million from PAG and purchased the convertible bonds with a total face value of US$60.0 million (the “Swapped Bonds”). The legal ownership of the Swapped Bonds remains with PAG. The Company has also evaluated the guidance in ASC 850-10-50-1 through 50-6 and noted that it does not represent a related party position on the consolidated balance sheet.

Furthermore, the Company has considered SEC Staff Accounting Bulletin Topic 5-T, which indicates that expenses or liabilities paid by a “principal stockholder” for the benefit of an investee company should be accounted for as an expense by the investee company. Considering the loan transaction between Mr. William Li and PAG represented a loan at market rate, there is no transfer of value from PAG to Mr. William Li and no accounting impact is noted.

The Company also notes that Item 7.B. of Form 20-F requires the disclosure of certain related party transactions between the Company and its related parties. As the swap transaction was between the Company’s two shareholders, the Company did not disclose such transaction under Item 7.B. of the Company’s Form 20-F.

Securities and Exchange Commission

September 4, 2017

Note 21. Income Taxes, page F-48

8.	With a view toward future disclosure, please clarify whether you provide for deferred taxes on the undistributed earnings of your subsidiaries and Software Enterprises as of December 31, 2016 and 2015. We refer you to ASC 740-30-50-2.

The Company respectfully advises the Staff that the Company did not provide for deferred taxes on the undistributed earnings of its subsidiaries, VIEs and subsidiaries of VIEs registered in the PRC as of December 31, 2015 and 2016 on the basis of its intent to reinvest the earnings.

In response to the Staff’s comment, the Company will clarify whether the Company provides for deferred taxes on the undistributed earnings in the future filings of its annual report on Form 20-F. Set forth below is the Company’s proposed disclosure using the amounts for the year ended December 31, 2016 for illustration purposes:

“The Group did not provide for deferred taxes on the undistributed earnings of its subsidiaries, VIEs and subsidiaries of VIEs registered in the PRC as of December 31, 2015 and 2016 on the basis of its intent to reinvest the earnings. As of December 31, 2015 and 2016, the total amount of undistributed earnings from the subsidiaries, VIEs and subsidiaries of VIEs registered in the PRC was RMB1.47 billion and RMB1.86 billion, respectively. As of December 31, 2015 and 2016, determination of the amount of unrecognized deferred tax liability related to the earnings that are indefinitely reinvested is not practical.”

Note 25. Commitments and Contingencies, page F-56

9.	We note that the Group is currently not involved in any legal or administrative proceedings that may have a material adverse impact on the Group’s business, financial position or results of operations. With a view toward future disclosure, please explain why you have omitted the statements of cash flows or revise future filings to reference this financial statement.

In response to the Staff’s comment, the Company will revise the disclosure in future filings of its annual report on Form 20-F as follows:

“The Group is currently not involved in any legal or administrative proceedings that may have a material adverse impact on the Group’s business, balance sheets, results of operations or cash flows. From time to time, the Group may be subject to legal proceedings, investigations and claims incidental to our business conduct.”

Securities and Exchange Commission

September 4, 2017

Form 6-K furnished on May 15, 2017

10.	We note that you present non-GAAP income from operations, Non-GAAP net income and non-GAAP basic and diluted net income per ADS. We further note that your disclosures indicate that reconciliation of these non-GAAP financial measures to the most directly comparable U.S. GAAP financial measure is set forth at the end of this release. We are unable to locate such reconciliation of these non-GAAP financial measures. Please advise.

The Company respectfully advises the Staff that the reconciliation of the non-GAAP financial measures was included in the earnings release announced by the Company on May 11, 2017, which reported the first quarter 2017 unaudited financial results of the Company (the “Q1 Earnings Release”). The Company subsequently furnished an amendment to the Form 6-K on August 15, 2017 (the “Form 6-K/A”). The Form 6-K/A revised Exhibit 99.1 to the Form 6-K furnished to the SEC on May 15, 2017, which contains the Q1 Earnings Release, to supplementally furnish the selected consolidated financial data of the Company for the first quarter of 2017 including the reconciliation of the non-GAAP financial measures.

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Securities and Exchange Commission

September 4, 2017

If you have any additional questions or comments regarding the 2016 Form 20-F, please contact the undersigned at (8610) 6849-2298 or the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom LLP, at (852) 3740-4863, respectively. Thank you very much.

Very truly yours,

/s/ Cynthia Kun He

Cynthia Kun He
Chief Financial Officer
Bitauto Holdings Limited

cc:	Bin Li, Chairman and Chief Executive Officer, Bitauto Holdings Limited
Xuan Zhang, President, Bitauto Holdings Limited
Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Geoffrey Wang, PricewaterhouseCoopers Zhong Tian LLP
Sunny Dong, PricewaterhouseCoopers Zhong Tian LLP